UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               ARIES VENTURES INC.
                             (FORMERLY CASMYN CORP.)
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   1476191002
                                 (CUSIP NUMBER)

                                 MARK S. ZUCKER
                            C/O ANVIL INVESTORS, INC.
                         28720 CANWOOD STREET, SUITE 207
                         AGOURA HILLS, CALIFORNIA 91301

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 1, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   1476191002                      PAGE 2 OF 7
          ---------------
 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reflection Partners L.P. (as transferee of Anvil Investment Partners, L.P.)
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 893,758 Shares*
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
      NUMBER OF                   None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     893,758 Shares*
       EACH        -----------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
      PERSON                      None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  893,758 Shares*
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.5%**
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
 ------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The share amounts listed above include immediately exercisable warrants to purchase 446,879 shares of Issuer's Common Stock beneficially held by Reflection Partners, L.P.

** The percentage calculation listed above assumes exercise of all warrants beneficially held by Reflection Partners, L.P. (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.

                                 SCHEDULE 13D/A


CUSIP NO.   1476191002                       PAGE 3 OF 7
          ---------------

 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Mark S. Zucker
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                  2,007,149  shares *
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
     NUMBER OF                    None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     2,007,149 shares *
       EACH        -----------------------------------------------------------
     REPORTING        10    SHARED DISPOSITIVE POWER
      PERSON                            None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,007,149 shares *
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   43.2%*
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
 ------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D/A


CUSIP NO.   1476191002                       PAGE 4 OF 7
          ---------------

 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anvil Claims, Inc.
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 50,000 shares *
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
     NUMBER OF                    None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     50,000 shares *
       EACH        -----------------------------------------------------------
     REPORTING        10    SHARED DISPOSITIVE POWER
      PERSON                            None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   50,000 shares *
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.4%*
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
 ------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The share amounts listed above include immediately exercisable warrants to purchase 890,245 shares of Issuer's Common Stock beneficially held by Mr. Zucker and Reflection Partners, L.P.(but not the exercise of warrants held by others).

** The percentage calculation listed above assumes exercise of all warrants beneficially held by Mr. Zucker and by Reflection Partners, L.P. (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

                  Aries Ventures Inc. (formerly Casmyn Corp.)
                  28720 Canwood Street, Suite 207
                  Agoura Hills, CA 91301


ITEM 2.           IDENTITY AND BACKGROUND.

     (a) through (f). This statement is being filed by Reflection Partners, L.P., a California limited partnership, as transferee of Anvil Investment Partners, L.P. ("Reflection"), Mark S. Zucker, an individual ("Mr. Zucker"), and Anvil Claims, Inc. Mr. Zucker is the General Partner of Reflection (the "General Partner"), a California corporation. Anvil Claims, Inc. is wholly-owned by Mr. Zucker. Mr. Zucker is the President, Chief Executive Officer and a Director of the Issuer.

     The principal place of business of Mr. Zucker is 28720 Canwood Street, Suite 207, Agoura Hills, CA 91301. The principal place of business of Reflection and Anvil Claims Inc. is 28720 Canwood Street, Suite 207, Agoura Hills, CA 91301.

     As a result of Mr. Zucker's position as the General Partner of Reflection, he may be deemed to have voting and dispositive power over the Issuer's shares owned by Reflection.

     During the past five years, neither Reflection, Mr. Zucker nor Anvil Claims, Inc. has been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

     Mr. Zucker is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were acquired pursuant to the terms of a Second Amended Plan of Reorganization (the "Plan of Reorganization") effective April 11, 2000 (the "Effective Date") with respect to Issuer's prior filing under Chapter 11 of the United States Bankruptcy Code. The Plan of Reorganization was approved by order of the United States Bankruptcy Court, Central District of California, San Fernando Valley Division, filed and entered on March 31, 2000.

     No part of the purchase price for the securities was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.           PURPOSE OF TRANSACTION.

     Anvil Investment Partners, L.P. and Mr. Zucker beneficially owned shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of the Issuer's Common Stock (the "Conversion"). In addition, pursuant to the Plan of Reorganization, on the Effective Date, a 1 for 500 reverse split of Issuer's Common Stock occurred (the "Reverse Split"). The shares of Common Stock set forth in Items 7, 9 and 11, and the percentages set forth in Item 13, of the cover pages to this
Schedule 13D/A with respect to both Reflection, Mr. Zucker and Anvil Claims, Inc. reflect the transfer by Anvil Investment Partners, L.P. to Reflection and the Conversion and the Reverse Split, to the extent applicable.

     The Plan of Reorganization also authorized a Management Incentive Stock Option Plan pursuant to which options may be granted to members of the management of the Issuer. Pursuant to such plan, on November 1, 2000 Mr. Zucker was granted an option to purchase 176,659 shares of the Issuer's outstanding Common Stock exercisable in equal annual increments on September 30, 2001, 2002 and 2003.

     The Reporting Persons have no current plans to acquire any additional securities of the Issuer. The Reporting Persons will evaluate the Issuer's business and prospects, and based upon future developments (including, without limitation, performance of the Issuer's shares in the market, availability of funds, alternative uses of funds and stock market and general economic conditions), the Reporting Persons (or other entities that might be affiliated with them) may, from time to time, purchase the Issuer's shares of Common Stock and may, from time to time, dispose of all or a portion of such shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares of Common Stock may be in the open market or pursuant to privately-negotiated transactions or otherwise.

         Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of
Item 4.

ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER.

                    (a) As of the Effective Date (April 11, 2000), Reflection beneficially owned 893,758 shares of the Issuer's outstanding Common Stock, which constitutes 22.5% of the Issuer's outstanding Common Stock. This amount includes immediately exercisable warrants to purchase 446,879 shares of Common Stock beneficially held by Reflection but not the exercise of warrents held by others. By virtue of the relationship described in Item 2 above, Mr. Zucker may be deemed to have beneficial ownership of the Issuer's shares owned by Reflection. Accordingly, Mr. Zucker beneficially owns 2,007,149 of the Issuer's outstanding Common Stock, which constitutes 43.2% of the Issuer's Common Stock. These amounts include immediately exercisable warrants to purchase 893,758 shares of Common Stock beneficially held by Mr. Zucker and a stock option to purchase 176,659 shares of the Issuer's common stock.

                    (b) Reflection has the power to vote or direct the vote of, and to dispose or direct the disposition of, all 893,758 shares of Common Stock beneficially owned by it. Mr. Zucker has the power to vote or direct the vote of, and to dispose or direct the disposition of, all 2,007,149 shares of Common Stock beneficially owned by him.

                    (c) Except for 50,000 shares of common stock received as a loan fee by Anvil Claims, Inc., a Californa corporation wholly-owned by Mr. Zucker, and the stock option to purchase 176,659 shares of common stock, all of the securities reported on in this Schedule 13D were acquired pursuant to or as contemplated in the Plan of Reorganization.
                                       -6-

                    (d)  Not applicable.

                    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 2 above, as a result of Mr. Zucker's position as the President of the General Partner, he may be deemed to have voting and dispositive power over the Issuer's shares owned by Reflection.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2002         /s/ Mark S. Zucker
                      --------------------------------------
                                 Mark S. Zucker



                            REFLECTION PARTNERS, L.P.

                   By: Anvil Investors, Inc., as General Partner



                      By:     /s/ Mark S. Zucker
                      --------------------------------------
                            Mark S. Zucker, President



                                       -7-